June 15, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc.
Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed March 7, 2007, File No. 000-13789
     Dear Mr. Rosenberg:
     This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated May 10, 2007 (the “Comment Letter”) to Dr. Steven C. Quay, M.D., Ph.D., our Chairman, President and CEO, with respect to the Form 10-K.
     On Friday May 18, 2007, we spoke with Mr. Frank Wyman of the SEC and indicated we planned to submit our formal response to the Comment Letter on or before June 15, 2007 after we had an opportunity to review the Comment Letter and proposed response with our audit committee, counsel and independent registered public accounting firm. We furnished a letter to that effect on EDGAR on May 18, 2007.
     The responses and supplementary information set forth below have been organized in the same manner in which the staff’s comments and headings were organized in the Comment Letter.
1. MD&A Critical Accounting Policies and Estimates (p. 42):
     You do not appear to have discussed the variability implicit in your critical accounting estimates. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur, particularly as a result of changes in your estimates of development costs. Please keep these points in mind in providing us your responses to comments listed below. Please describe in disclosure-type format the expected uncertainties and variability implicit in critical accounting estimates, the effect that changes in such estimates have had on our financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

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Response:
     After considering each of our critical accounting policies and estimates, although we believe that the substance and form of our current disclosures are adequate, we have concluded that our Revenue Recognition and Stock-Based Compensation disclosures are the items that could benefit from additional disclosures in future periodic filings. We have drafted the following additional disclosure which we intend to include in future filings:
Revenue Recognition
     Our typical estimated development periods run two to six years, with shorter or longer periods possible. The estimated development periods are based upon structured detailed project plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facility and equipment, budgets and clinical studies. The estimated development periods generally end on projected filing dates with the FDA for marketing approval.
     We are currently recognizing revenue for a $10.0 million license fee received in early 2006 from Procter and Gamble Pharmaceuticals, Inc. (“P&G”) over the estimated development period. We adjust the period on a prospective basis when changes in circumstances indicate a significant increase or decrease in the estimated development period has occurred. For example, our P&G collaboration agreement was amended in December 2006 and we reviewed the estimated development period at that time. Since additional clinical studies were added to the project plan, the estimated development period was lengthened and our amortization of the initial $10.0 million was adjusted on a prospective basis to reflect the longer period. We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our P&G contracts. As an illustrative example only, a one-year increase in a three-year estimated development period to four years, occurring at the end of year one, for a $10.0 million license fee would reduce the annual revenue recognized from approximately $3.3 million in the first year to approximately $2.2 million in each of the remaining three years. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaboration partners. It is not possible to predict future changes in these elements.
     In the first quarter of 2006, our collaboration agreement with Merck and Co., Inc. (“Merck”) was terminated. Accordingly, the estimated development period over which we were recognizing a $5.0 million license payment received in 2004 ended at that time, and the remaining unrecognized portion, approximately $3.5 million, was fully recognized in the period ended March 31, 2006.
Stock-Based Compensation
     The following table illustrates the effect of changing significant variables on the estimated fair value of our options. The following examples are hypothetical but representative of our option grants and their related fair values. In each analysis, the remaining variables are held constant. This illustration is not intended to provide a range of exposure or expected deviation.
     Effect of a one-year change in expected life of our stock options:

		Current
		expected life
	- one year	estimate	+ one year
Estimated option life	5 years	6 years	7 years
Estimated fair value	$7.76	$8.36	$8.89

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     Effect of a 10% change in our stock price volatility estimate:

		Current
		volatility
	- 10%	estimate	+ 10%
Stock option volatility	59%	66%	73%
Estimated fair value	$7.83	$8.36	$8.94

2. Revenue Recognition (p. 42):
     Your “ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development,” which in turn can require revision of revenue estimates that are “recognized prospectively over the remaining estimated product development period.” Please provide the following information related to your revenue estimates in disclosure-type format:
•	Provide an explanation of the methods and key assumptions used to estimate total revenue.

•	Disclose the estimated development period for each project.

•	Quantify impact of changes in estimates for each period presented and the reasonably likely changes expected in the future.

•	Explain contractual performance requirements serving as the basis for your recognition of research and licensing fees over the product development cycle, including the factors that you considered in “prospectively” recognizing changes in estimated total revenue.

•	Describe the nature of “available internal evidence” relied upon to determine fair value.
Response:
     We recognize revenue from our collaborative agreements with other pharmaceutical companies based upon the relevant financial aspects of each contract, evaluated under accounting guidance, primarily EITF 00-21. Typically our collaboration contracts contain three revenue elements: a technology access fee (including license, milestone and royalties), services fees and manufacturing fees. We use a variety of internal and external evidence to determine the fair values of the three components. Since we generally have readily determinable fair values for the contract research and development services and manufacturing services components as defined in the contracts, the residual calculation which most often results is for the technology fee. We have objective evidence for all undelivered elements and the residual amount may be allocated to up-front technology or license fees.
     During the period covered by the Form 10-K, we have estimated the development period for two major collaboration projects, our PYY product with Merck (started 2004 and ended 2006) and our PTH product with P&G (started 2006 and continues). Each of these collaborations had contractual license fees paid upon execution of the contract ($5.0 million from Merck in Q4 2004 and $10.0 million from P&G in Q1 2006). The license fees were amortized over the estimated development periods. We believe that we have the ability to reasonably estimate the development periods for these two projects based upon the structured plans that were in place to take the products to FDA approval. The estimated development periods are based upon detailed project

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plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facility and equipment, budgets and clinical studies. The estimated development periods end with a projected filing date with the FDA for marketing approval. The periods generally run two to six years, but are dependent on the stage of development when the collaboration is signed and the length and complexity of clinical trials to be conducted. The Merck and P&G agreements contain confidentiality clauses precluding our disclosure of the estimated development periods.
     Each quarter our finance group meets with the project managers to review the current project timeline, and if the schedule has changed significantly from that which was previously used, we adjust the amortization period on a prospective basis. When the collaborative agreement with Merck was cancelled in March 2006, the full remaining unamortized amount of the initial payment was immediately recognized (approximately $3.5 million of the initial $5.0 million). Later, in December 2006, our agreement with P&G was amended. At that time we reviewed the estimated development period and since additional clinical studies were added to the project, the estimated development period was lengthened. Our amortization of the initial $10.0 million was adjusted at that time on a prospective basis to reflect the longer period. We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our P&G contracts. As an illustrative example only, a one-year increase in a three-year estimated development period to four years, occurring at the end of year one, for a $10.0 million license fee would reduce the annual revenue recognized from approximately $3.3 million in the first year to approximately $2.2 million in each of the remaining three years. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaboration partners. It is not possible to predict future changes in these elements.
     As noted in our response to Comment No. 1, our future filings will include additional disclosures related to revenue recognition.
3. Research and Development Costs (p. 43):
     You adjust your rate of clinical expense recognition if actual results differ from estimates” resulting from changes in the “product development cycle”, “clinical development plan, regulatory requirements or other various factors.” You recognize the impact of these changes in estimates and the timing thereof “prospectively over the remaining estimated product development period.” Please provide the following information related to your estimates of total development costs in disclosure-type format.
•	Provide an explanation of the methods and key assumptions used to estimate total development effort and costs.

•	Quantify the impact of changes in these estimates for each period presented and reasonably likely changes expected in the future.

•	Explain the basis for recognizing development costs over the product development cycle, including the factors that you consider in “prospectively” recognizing changes in estimated development costs.
Response:
     As noted in the R&D portion of our Critical Accounting Policies and Estimates, during the periods covered by the Form 10-K, all R&D costs are expensed as incurred, and no estimation of

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development costs or periods was required. The methodology requiring the future estimation of development costs combined with estimation of the development period was used in periods prior to 2004 when we had longer-term, large-scale clinical trials requiring such estimation. During 2004, 2005 and 2006 we did not have any such longer-term, large-scale trials, thus our disclosure under “Research and Development” does not contain the assumptions or quantifications described in the Staff’s comments. However, we retained this specific disclosure in our MD&A since we anticipate that it is reasonably likely that we may have large, complex clinical trials in future periods.
4. Research and Development Costs, cont. (p. 43):
     You state that consistent with EITF 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue rather than as a reduction in expenses. Please quantify these reimbursements and related out-of-pocket expenses for each period presented. Refer to paragraph 14 of SFAS 68.
Response:
     EITF Issue No. 01-14 notes that out-of-pocket expenses “often include, but are not limited to, expenses related to airfare, mileage, hotel stays, out-of-town meals, photocopies, and telecommunications and facsimile charges.” Although we include reimbursable out-of-pocket expenses as a component of revenue, we do not consider the magnitude of these amounts to be material and, accordingly, we have not disclosed the amounts involved. Our out-of-pocket expenses, as defined above, included in contract R&D costs during the following periods are as follows:

	2004	2005	2006
Reimbursements for out-of-pocket expenses	$4,000	$20,000	$121,000
Out-of-pocket expenses	$4,000	$20,000	$121,000
     5. Consolidated Results of Operations/Comparison of Annual Results of Operations/Revenue (p. 46):
     It appears that you refer to the $7.0 million P&G milestone as an “upfront” payment. Please explain to us in disclosure-type format why this payment represents the culmination of a distinct earnings process and why it is substantive in nature to clarify your basis for recognizing this payment in full in 2006.
Response:
     The $7 million payment we received from P&G was for attaining a development milestone, as stated in Note 9 to our audited financial statements — Contractual Agreements (approximately page 76) and in Part I — ITEM 1. — Business — Overview -Collaborations and Programs — Procter & Gamble Partnership in the second paragraph (approximately page 5). The use of the word “upfront” on page 46 was incorrect. The correct language used in both ITEM 1 and in Note 9 is as follows: “Payments we have already received under the License Agreement include a $10.0 million initial payment upon execution of the License Agreement, which has been recorded as deferred revenue and is being amortized into revenue over the estimated development period, and a $7.0 million milestone payment received and recognized in full as revenue in 2006.”
     The $7 million payment was received from P&G pursuant to our collaboration agreement with P&G dated January 27, 2006 (the “P&G Agreement”). The P&G Agreement contains

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Development and Commercialization milestones. Milestone payments are earned upon the occurrence of contract-specified events for attaining a substantive stage of development process and we therefore refer the Staff to Schedule 4.5 of the non-redacted version of the P&G Agreement for more specific information with respect to the aforementioned milestones. The specific $7 million milestone related to certain clinical studies. The studies were completed, the final report was submitted to P&G and the milestone payment was made. We did not have knowledge of any data or results from the studies at the time of the signing of the P&G Agreement. If the results in the report had not been acceptable to P&G, P&G could have terminated the P&G Agreement prior to payment. The final report was the end result of attaining a substantive development milestone, representing completion of a discrete and distinct work product, and, accordingly, the payment was received in June 2006 and was recognized in full as revenue in the three month period ended June 30, 2006.
     The P&G Agreement was filed as an Exhibit in redacted form on Form 8-K on February 1, 2006. We received notification from the SEC on July 27, 2006 that our application under Rule 24b-2 requesting confidential treatment for information excluded from the Form 8-K filing had been accepted. The timing, description and amounts of Development and Commercialization milestones were considered confidential and accordingly were not included the filed agreement.
6. Research and Development (p. 47):
     You are “often unable to determine the duration and completion costs of our R&D projects or when and to what extent we will receive cash inflows from the commercialization and sale of product.” However, your discussion of expected project completion and funding requirements for your lead drug candidates could be improved so that investors would have a better understanding of the reasonably likely liquidity and capital funding requirements in future periods. Please provide in disclosure-type format the following information for each of your major research and development projects.
     a. Disclose the estimated total development costs for each project, including the nature, timing and estimated costs and efforts necessary to complete the project;
     b. The anticipated completion date for the project;
     c. The risks and uncertainties associated with completing the development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
     d. The future period in which you expect to receive material net cash inflows from the project to be reasonably likely to occur.
Response:
     (a) We have consistently provided a table detailing our spending by project as a percentage of total project spending in the MD&A sections of our periodic filings. We believe that this disclosure gives investors sufficient information with regard to how we invest resources in these projects.
     (b) As we have stated in answers to comments #1 and #2, we have not disclosed anticipated completion dates for competitive reasons and as a result of confidentiality clauses in our collaborative agreements.
     (c) We are a biopharmaceutical company with a history of operating losses. We state in our Form 10-K that we will continue to incur losses in the future, and that we will need to raise more money in the future. The drug development process generally takes a number of years until final applications for approval may be submitted to the FDA. Our Form 10-K disclosures include

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detailed risk factors in Part I, Item 1A, describing the uncertain nature of the drug development business in which we participate. Among the risks we detail in Item 1A are: “Risks Related to our Financial Position and Need for Additional Capital,” “Risks Related to the Development and Regulatory Approval of our Drug Candidates,” “Risks Related to the Commercialization of our Drug Candidates,” and “Risks Related to our Industry.”
     We are also constrained by confidentiality clauses in the collaboration agreements with our pharmaceutical company partners, including the filing of confidentiality requests with the SEC, limiting our ability to make more detailed disclosures than we have already included. It has been our consistent general practice not to provide specific future guidance on revenue or earnings to investors.
     In summary, we believe we have complied with the spirit of the disclosure rules relating to helping investors understand the risks of our business in this Form 10-K and our other quarterly and annual filings.
     (d) For those projects that are partnered we disclose the key financial aspects of the contractual agreements in Part I of our Form 10-K, as well as in Note 9 to our financial statements. Future net cash flows depend greatly on the results of studies that have yet to take place and development and commercialization decisions of our collaborative partners. We believe it would be speculative and not in the best interest of the Company or its investors to publicly provide such guidance.
7. Contractual Obligations (p. 53):
     Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations related to your collaborations and research and development programs that appear reasonably likely to arise.
Response:
     Estimated payments related to our collaborations and research and development programs are included in the “purchase obligations” line in our table of contractual obligations. We have included estimated payments meeting the definition of a “purchase obligation” as of the reporting date, as defined in the SEC Final Rule dated 1/28/2003, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations. This Rule notes that a “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Included in our total disclosed purchase obligations of approximately $3.6 million are approximately $2.9 million related to our collaborations and R&D programs.
     Each of our collaborative agreements has cancellation terms. Our table only includes non-cancelable future commitments and liabilities under agreements with third parties. It does not include contingent liabilities for which we cannot reasonably estimate future payment amounts and timing. Therefore, this table excludes obligations relating to milestone and royalty payments that are contingent upon certain future events as described in our Contractual Agreements note to financial statements (Note 9).

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     To address the Staff’s comment, we propose to enhance the disclosure under “Contractual Obligations” in our future filings to create a new line item and disclosure for estimated payments likely to arise, substantially in the form as it appears below:
     We have contractual obligations in the form of facility leases, capital leases and purchase obligations and commitments. The following table summarizes our contractual obligations at December 31, 2006 and the effect such obligations and commercial commitments are expected to have on our liquidity and cash flow in future years. These obligations, commitments and supporting arrangements represent payments based on current operating forecasts, which are subject to change:

	Total	2007	2008	2009	2010	2011	Thereafter
Facility leases	$29,682	$2,892	$2,999	$3,108	$3,164	$3,197	$4,322
Capital lease obligations	11,683	4,226	3,962	2,919	576	—	—
R&D project commitments	2,897	2,897	—	—	—	—	—
Other purchase obligations	750	750	—	—	—	—	—

	$45,012	$10,765	$6,961	$6,027	$3,740	$3,197	$14,322

     The table does not include contingent liabilities for which we cannot reasonably predict future payment amounts and timing and, therefore, excludes obligations relating to milestone and royalty payments which are contingent upon certain future events as described in our Contractual Agreements note to 2006 financial statements (Note 9).
     In accordance with the Comment Letter request we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3614 or Bruce York at (425) 908-3698.
Sincerely,
/s/ Philip C. Ranker
Philip C. Ranker
Chief Financial Officer
/s/ Bruce R. York
Bruce R. York
Chief Accounting Officer

cc:	Brent Johnson, KPMG LLP
Lawrence Remmel Esq., Pryor Cashman LLP

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